PLAN OF MERGER AND MERGER AGREEMENT

          THIS PLAN OF MERGER AND MERGER AGREEMENT is dated this 31st day of October, 2007 (the “Agreement”), by and between Orange Bank of Florida (“Bank”) and Floridian Financial Group, Inc. (“BHC”).

RECITALS:

          A.        Background. BHC and Bank desire to enter into this Agreement, which provides for Bank to become a wholly-owned subsidiary of BHC pursuant to the Florida Business Corporation Act (the “FBCA”) and the Florida Financial Institutions Code (the “Florida Code”). Bank will become a wholly-owned subsidiary of BHC by means of a merger of Orange Interim Bank, a successor banking corporation to be organized as a wholly-owned subsidiary of BHC (“Merger Sub”), with and into the Bank. Accordingly, BHC and Bank are entering into this Agreement to provide for such merger transaction.

          B.        Bank. Bank is a Florida corporation duly organized and existing in good standing under the laws of the State of Florida, with its principal executive offices located in Orlando, Florida. As of the date hereof, Bank’s authorized capital stock consisted of 3,000,000 shares of common stock, par value $5.00 per share (“Bank Common Stock”), of which 1,900,000 shares of Bank Common Stock are outstanding.

          C.        BHC. BHC is a Florida corporation duly organized and existing in good standing under the laws of the State of Florida with its principal executive offices located in Daytona Beach, Florida. As of the date hereof, BHC’s authorized capital stock consisted of 10,000,000 shares of common stock, par value $5.00 per share (“BHC Common Stock”), of which 1,753,020 shares are outstanding, and 1,000,000 shares of preferred stock, par value $5.00 per share, none of which shares are outstanding. BHC owns all of the outstanding shares of Floridian Bank, a Florida banking corporation (“Floridian Bank”).

          D.        Merger. Pursuant to this Agreement, the parties have agreed that BHC will form a successor Florida banking corporation which will merge with and into the Bank, as a result of which Bank will become a direct wholly-owned subsidiary of BHC. For purposes of this Agreement, the foregoing merger is referred as the “Merger.”

          E.        Intention of the Parties. It is the intention of the parties to this Agreement that the Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Additionally, after consideration of the mutual benefits and advantages of the Merger to BHC and Bank and to the stockholders of each, the Boards of Directors of BHC and Bank are of the opinion that the objectives of the Merger may best be realized through the continued operation of Bank and Floridian Bank as separately chartered community banks conducting business substantially as such business was conducted prior to the consummation of the Merger. Accordingly, BHC and Bank hereby affirm their mutual intention that each of Bank and Floridian Bank will be operated as a separately chartered bank subsidiary of BHC following completion of the Merger, operating under their respective separate names as at the date of this Agreement, and not as a branch or operating division of the other, unless and until the respective Boards of Directors of Floridian Bank and the Bank otherwise determine.

          F.         Approvals. The Boards of Directors of each of BHC and Bank have determined that this Agreement and the transactions contemplated hereby are in the best interests of BHC and Bank, respectively, and of their respective stockholders. Accordingly, the Boards of Directors of each of BHC and Bank have approved this Agreement at meetings duly called and convened in accordance with their respective bylaws.

          NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto, intending to be legally bound, adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying the Agreement into effect, as follows:

1. THE MERGER

1.1                   The Merger. In the event that all of the conditions set forth in Article VI hereof have been satisfied or waived:

(A)                              The Merger. On the Merger Effective Date (as hereinafter defined), Merger Sub shall merge with and into Bank, and all of the outstanding shares of capital stock of the Bank shall be converted in the manner set forth in Article II of this Agreement. The name of the Bank following consummation of the Merger shall continue as “Orange Bank of Florida.” The Bank, following consummation of the Merger, is sometimes referred to in this Agreement as the “Continuing Corporation.”

(B)                              Rights, etc. On the Merger Effective Date, the Continuing Corporation shall thereupon and thereafter possess all the rights, privileges, immunities and franchises of a public as well as of a private nature, of Bank and Merger Sub, and all property, real, personal and mixed and all debts due on whatever account, and all other causes of action, all and every other interest of or belonging to or due to each of the corporations so merged shall be deemed to be vested in the Continuing Corporation without further act or deed. The title to any real estate, or any interest therein, vested in any of such corporations, shall not revert or be in any way impaired by reason of the Merger, as provided by the laws of the State of Florida.

(C)                              Liabilities. On the Merger Effective Date, the Continuing Corporation shall thereupon and thereafter be responsible and liable for all the liabilities, obligations and penalties of each of the corporations so merged. All rights of creditors of Bank, all liens on the property of the Bank, and all obligations due to Bank shall be unaffected by the Merger and shall be preserved unimpaired.

(D)                              Articles of Incorporation; Bylaws; Directors; Officers; Offices.

                                  (i)        The articles of incorporation and bylaws of the Continuing Corporation following the Merger Effective Date shall be those of the Bank, as in effect immediately prior to the Merger Effective Date and until such documents are changed in accordance with applicable law.

                                  (ii)       The directors of the Bank following the Merger Effective Date, who shall hold office until such time as their successors are elected and qualified, shall consist of those persons who were directors of the Bank immediately prior to the Merger Effective Date. The name and address of each director of the Bank is set forth on Exhibit 1.

                                  (iii)      The directors of Floridian Bank following the Merger Effective Date, who shall hold office until such time as their successors are elected and qualified, shall consist of those persons who were directors of Floridian Bank immediately prior to the Merger Effective Date.

                                  (iv)      The officers of the Bank following the Merger Effective Date, who shall hold office until such time as their successors are elected and qualified, shall consist of those persons who were officers of the Bank immediately prior to the Merger Effective Date. The name and address of each executive officer of the Bank is set forth on Exhibit 2.

                                  (v)       The banking offices of the Bank following the Merger Effective Date shall be those banking offices of the Bank immediately prior to the Merger Effective Date. The name and location of the main office and each existing and proposed branch office of the Bank is set forth on Exhibit 3.

                                  (vi)      Following the Merger, the main office of BHC shall be relocated to the main office address of the Bank on or before December 31, 2008.

1.2                   Merger Effective Date; Closing. The Merger shall become effective at the date and time set forth in the certificate of merger issued by the Florida Office of Financial Regulation (the “Florida Department”) with respect to the Merger (such time is hereinafter referred to as the “Merger Effective Date”). The parties shall utilize their best efforts to cause the Merger to be effective as soon as practicable after satisfaction of all conditions set forth in Article VI, including, without limitation, the receipt of the regulatory approvals referred to in Section 6.1(B). All documents required by the terms of this Agreement to be delivered at or prior to consummation of the Merger shall be exchanged by the parties at the closing of the Merger (the “Closing”), which shall be held on the Merger Effective Date at such location and time as may be mutually agreed upon.

1.3                   BHC Board of Directors and Officers. Following the Merger, the Board of Directors of BHC shall consist of the following persons: Charlie W. Brinkley, Jr., Jennings L. Hurt, Stanley H. Sandefur, Michael L. McClanahan, William F. Crider, W. Warner Peacock, Richard A. Anderson, Sr., Thomas H. Dargan, Jr., Keith A. Bulko, Roxy Marrese, Jr., and Truman E. Gailey, Jr.. Each of the BHC directors shall hold office until such time as their successors are elected and qualified. Following the merger, the officers of BHC shall consist of

Charlie W. Brinkley, Jr. (Chairman and Chief Executive Officer), Michael L. McClanahan (Vice Chairman), Thomas H. Dargan, Jr. (President and Chief Operating Officer), John D. Waters (Executive Vice President and Chief Financial Officer), and Linda Cook (Secretary). Each of the BHC officers shall hold office until such time as their successors are elected and qualified.

1.4                   Trust Powers. At the Merger Effective Date, the Bank will not exercise trust powers.

1.5                  Stock Options and Employment Agreements. Each of BHC and Bank shall certify to the other (or, if such is not the case, obtain any required consent) prior to the Merger Effective Date to the effect that consummation of the Merger shall not constitute a change in control triggering any acceleration of vesting or change in control payment under the stock option agreements and employment agreements between BHC, Floridian Bank, the Bank and its respective directors and employees.

2. MERGER CONSIDERATION.

2.1                   Merger Consideration. Subject to the provisions of this Agreement, automatically, as a result of the Merger, and without any action on the part of any party or shareholder:

(A)                              Conversion of Outstanding Bank Common Stock.

(1)                                            Exchange Ratio. Subject to the terms and conditions of this Agreement, and except with regard to Dissenting Bank Shares (as hereinafter defined), each share of Bank Common Stock outstanding immediately prior to the Merger Effective Date shall be converted into the right to receive the number of shares of BHC Common Stock, as shall be equal to the quotient obtained by dividing (i) the Bank Book Value Per Share, by (ii) the BHC Book Value Per Share.

(2)                                            Definitions. For purposes of this Agreement, the “Bank Book Value Per Share” shall be equal to (A) the Adjusted Shareholders’ Equity of the Bank, divided by (B) the number of shares of Bank Common Stock outstanding at the Valuation Date (as hereinafter defined) plus the number of shares of Bank Common Stock subject to Bank Options (as hereinafter defined) outstanding at the Valuation Date. For purposes of this Agreement, the “BHC Book Value Per Share” shall be equal to (A) the Adjusted Shareholders’ Equity of BHC, divided by (B) the number of shares of BHC Common Stock outstanding at the Valuation Date plus the number of shares of BHC Common Stock subject to BHC Options (as hereinafter defined) outstanding at the Valuation Date. For purposes of this Agreement, the “Adjusted Shareholders’ Equity of the Bank” shall mean (i) the shareholders’ equity of the Bank at the Valuation Date, calculated in accordance with generally accepted accounting principles (“GAAP”) but excluding all adjustments required by Financial Accounting Standards Board Statement No. 115 (“FAS No. 115”) and adding back to the Bank’s shareholders’ equity for purposes of this computation an amount equal to 63% of any allowance for loan losses in excess of 1.25% of the Bank’s total loans, plus (ii) the sum of the products resulting from multiplying the number of shares of Bank Common Stock subject to each of the Bank Options outstanding at the Valuation Date by the respective exercise prices for such Bank Options, plus (iii) an amount equal to the salaries (and any bonuses) paid by the Bank from October 1, 2007 to the Valuation Date to its Executive Vice President for Strategic Development and his assistant. For purposes of this Agreement, the “Adjusted Shareholders’ Equity of BHC” shall mean (i) the shareholders’ equity of BHC, at the Valuation Date calculated in accordance with GAAP but excluding all adjustments required by FAS No. 115 and adding back to BHC’s shareholders’ equity for purposes of this computation an amount equal to 63% of any allowance for loan losses in excess of 1.25% of the BHC’s total loans, plus (ii) the sum of the products resulting from multiplying the number of shares of BHC Common Stock subject to each of the BHC Options outstanding at the Valuation Date by the respective exercise prices for such BHC Options. For purposes of this Agreement, the “Valuation Date” shall mean the close of business on October 31, 2007. The applicable amount of BHC Common Stock issuable in the Merger for each share of Bank Common Stock pursuant to this Section (and rounded to the nearest hundredth of a share), as may be adjusted as provided herein, shall be hereinafter referred to as the “Exchange Ratio.”

(3)                                            Computation of Book Value Per Share. On or before 10 days following the Valuation Date, (i) BHC shall compute and deliver to the Bank the BHC Book Value Per Share, and (ii) the Bank shall compute and deliver to BHC the Bank Book Value Per Share. Each Party shall deliver with such computation all accounting workpapers and other supporting documentation reasonably necessary to verify such computation. A Party’s determination of its Book Value Per Share shall be binding upon the other Party, unless the other Party shall object to such computation within five business days after receiving such computation. Any notice objecting to such computation shall set forth in reasonable detail the basis for such objection. If the Parties are unable to resolve such disputed Book Value Per Share within five business days after receipt of written objection, then the dispute shall be submitted to and determined by an accounting firm selected by agreement of the Parties, which firm shall within 10 days of such submission render its computation of the disputed Book Value Per Share, and its computation shall be final and binding upon the Parties (with each of BHC and the Bank paying one-half of the expenses of such accounting firm incurred pursuant to this Section).

(4)                                            Adjustment of Exchange Ratio. The Exchange Ratio, including the number of shares of BHC Common Stock issuable in the Merger, shall be subject to an appropriate adjustment in the event of any stock split, reverse stock split, dividend payable in BHC Common Stock, reclassification or similar distribution whereby BHC issues BHC Common Stock or any securities convertible into or exchangeable for BHC Common Stock without receiving any consideration in exchange therefor, provided that the record date of such transaction is a date after the Valuation Date and prior to the Merger Effective Date. Any shares of Bank Common Stock owned by Bank shall be cancelled and retired upon the Merger Effective Date and no consideration shall be issued in exchange therefor.

(B)                              Outstanding Shares of BHC Common Stock. The shares of BHC Common Stock issued and outstanding immediately prior to the Merger Effective Date shall remain outstanding immediately following such date.

2.2                   Shareholder Rights; Stock Transfers. On the Merger Effective Date, holders of Bank Common Stock shall cease to be, and shall have no rights as stockholders of Bank other than to receive the merger consideration provided under Section 2.1 above or the amount set forth in Section 2.6 below (to the extent applicable). After the Merger Effective Date, there shall be no transfers on the stock transfer books of Bank of the shares of Bank Common Stock which were issued and outstanding immediately prior to the Merger Effective Date.

2.3                   Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of BHC Common Stock, and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. Instead, such fractional share interest shall be rounded up or down to the nearest whole share of BHC Common Stock.

2.4                   Exchange Procedures. As promptly as practicable after the Merger Effective Date, BHC shall send or cause to be sent to each former stockholder of record of Bank immediately prior to the Merger Effective Date transmittal materials for use in exchanging such stockholder’s certificates formerly representing Bank Common Stock (“Old Certificates”) for the consideration set forth in Section 2.1(A) above. The certificates representing the shares of BHC Common Stock (“New Certificates”) issuable in exchange for the Old Certificates, will be delivered to such stockholder only upon delivery of Old Certificates representing all of such shares (or, if any of the Old Certificates are lost, stolen or destroyed, indemnity satisfactory to BHC). Until so surrendered and exchanged, each Old Certificate which, prior to the Merger Effective Date represented shares of Bank Common Stock and which is to be converted into Exchange Shares and Cash Amount shall for all purposes evidence ownership of the BHC Common Stock into and for which such shares have been so converted, except that no dividends or other distributions with respect to such BHC Common Stock shall be made until the certificates previously representing shares of Bank Common Stock shall have been properly tendered, at which time, such shareholders shall receive the Exchange Shares. Notwithstanding the foregoing, BHC shall not be liable to any former holder of Bank Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.5                   Options. Any valid option to purchase shares of Bank Common Stock (a “Bank Option”), outstanding and unexercised immediately prior to the Merger shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into an option to purchase that number of shares of BHC Common Stock as shall equal the product obtained by multiplying the Exchange Ratio by that number of shares of Bank Common Stock which such option entitled the holder thereof to purchase (rounded to the nearest whole share), and at an exercise price equal to the quotient obtained by dividing the exercise price per share of the Bank Option divided by the Exchange Ratio (rounded to the nearest cent).

2.6                   Dissenters’ Rights. Each outstanding Bank Common Stock, the holder of which has perfected dissenters’ rights in accordance with the provisions of the Florida Banking Code (the “Dissent Provisions”) and has not effectively withdrawn or lost such holder’s right to such appraisal (the “Dissenting Bank Shares”), shall not be converted into or represent a right to receive the Exchange Shares issuable in the Merger but the holder thereof shall be entitled only to such rights as are granted by the Dissent Provisions. The Bank shall give BHC prompt notice upon receipt by Bank of any written objection to the Merger and any written demands for payment of the fair value of the Bank Common Stock, and of withdrawals of such demands, and any other instruments provided to Bank pursuant to the Dissent Provisions (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”). Each Dissenting Shareholder who becomes entitled, pursuant to the Dissent Provisions, to payment of fair value of any Bank Common Stock held by such Dissenting Shareholder shall receive payment therefor from Bank (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissent Provisions) and all of such Dissenting Shareholder’s Bank Common Stock shall be cancelled. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right to demand payment of fair value, the Bank Common Stock held by such Dissenting Shareholder shall thereupon be deemed to have been converted into the right to receive the consideration to be issued in the Merger as provided in this Agreement. Any such consideration so issued shall be issued by the BHC without interest upon surrender by such holder of the certificate or certificates representing the shares held by the holder.

2.7                   Cancellation of Certain Shares. Any shares of Bank Common Stock owned by Bank shall be cancelled and retired upon the Merger Effective Date, and no consideration shall be issued in exchange therefor.

3. ACTIONS PENDING MERGER.

3.1                   Conduct of Business Prior to the Merger Effective Date. Except as expressly contemplated or permitted by this Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Merger Effective Date, each of BHC and the Bank shall, and BHC shall cause Floridian Bank to (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous customer and business relationships and retain the services of its key officers and employees and (iii) take no action which would reasonably be expected to adversely affect or delay its ability to consummate the transactions contemplated hereby.

3.2                   Forbearances of BHC and the Bank. From the date hereof until the Merger Effective Date, except as otherwise contemplated by this Agreement or as set forth on Schedule 3.2, without the prior written consent of the other party, neither BHC nor the Bank shall, and BHC shall cause Floridian Bank not to do any of the following:

(A)                              Capital Stock. Issue, sell, transfer, dispose of, permit to become outstanding, authorize the creation of, pledge or encumber any shares of capital stock, voting securities or other equity interest, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, voting securities or other equity interests (including stock appreciation rights, phantom stock or similar instruments), except for the issuance of shares of BHC Common Stock or Bank Common Stock upon the exercise, in accordance with the terms of those Bank Options and BHC Options set forth on Schedules 4.1 (B) (ii) (1) and (2), respectively, and outstanding on the date hereof.

(B)                              Dividends, Etc. Make, declare, pay or set aside for payment any dividend payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, or directly or indirectly adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of its capital stock.

(C)                              Compensation; Employment Agreements, Etc. Enter into, adopt, establish, renew or allow to renew automatically, make any new grants of awards under, amend or otherwise modify or terminate any employment, consulting, transition, termination, severance, change of control, retention or similar agreements or arrangements, benefit, program, policy, trust, fund or other arrangement with any current or former director, officer, employee or independent contractor of BHC or the Bank or grant any salary or wage increase or increase any other compensation or employee benefit (including incentive or bonus payments), except (provided that the other party is given five (5) Business Days advance written notice thereof): (i) for normal individual increases in base salary or wage rates to current employees, directors and officers in the ordinary and usual course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 7.5% of the aggregate base salary and wages payable in 2007; or (ii) for other changes that are required by applicable Law or any Contract disclosed to the other party prior to the date hereof.

(D)                              Hiring and Promotion. Hire any person as an employee or promote any employee, except (provided that the other party is given five (5) Business Days advance written notice thereof) persons hired to fill any vacancies and whose employment is terminable at the will of BHC or the Bank, as the case may be, and whose base salary or wage rate, including any guaranteed bonus or any similar bonus, does not exceed $125,000 per annum.

(E)                               Benefit Agreements. Enter into, terminate, establish, adopt or amend (except as may be required by applicable Law) any Benefit Agreements, take any action to grant or approve the grant of, accelerate the vesting, accrual or exercisability of stock options (except as expressly provided by this Agreement), restricted stock or other compensation or benefits payable thereunder or increase the participant pool of any Benefit Agreement (except that it may renew or replace its health insurance policies and programs in effect as of the date of this Agreement upon terms and conditions acceptable to the other party). Without limiting the generality of the foregoing, neither BHC nor the Bank shall take any action which has the effect of increasing its obligations or liabilities pursuant to any stock option plans or any other Benefit Agreement.

(F)                               Dispositions. Sell, transfer, lease, license, guarantee, mortgage, pledge, encumber or otherwise create any lien on, dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations made in the ordinary and usual course of business consistent with past practice) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to it.

(G)                              Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control of property other than real estate in a bona fide fiduciary capacity or in satisfaction of indebtedness previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, deposits, business or properties of any other person except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to it, as the case may be.

(H)                              Capital Expenditures. Make any capital expenditures other than (i) capital expenditures provided for in the capital budget furnished by it to the other party prior to the date of this Agreement, and (ii) other capital expenditures in the ordinary and usual course of business consistent with past practice in amounts not exceeding $25,000 individually or $100,000 in the aggregate.

(I)                                Governing Documents. Amend or otherwise change its Articles of Incorporation or Bylaws.

(J)                                Accounting Methods. Implement or adopt any change in its book or tax accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles, and as concurred in by its independent public accountants.

(K)                              Contracts. Except with respect to Contracts relating to loans or loan participations made in the ordinary and usual course of business consistent with past practice, enter into, renew or allow to renew automatically, modify, amend or terminate, make any payment not then required under or waive, release or assign any material right or claims under, any Contract that calls for aggregate annual payments of $20,000 or more and which is not terminable at will or with sixty (60) days or less notice without payment of any amount other than for products delivered or services performed through the date of termination.

(L)                               Claims. Enter into any settlement, compromise or similar agreement with respect to, or take any other significant action with respect to the conduct of, any litigation, claim, action, suit, hearing, investigation or other proceeding to which it is or becomes a party, which settlement, compromise, agreement or action involves payment by it, of an amount that exceeds $5,000 individually or $10,000 in the aggregate and/or would impose any material restriction on the business of Bank, Floridian Bank, BHC, Merger Sub or the Continuing Corporation or any of its Affiliates or create precedent for claims that are reasonably likely to be material to it or any of such entity or their respective Affiliates.

(M)                              Adverse Actions. Take any action or omit to take any action that would result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Merger Effective Date, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied on a timely basis or (iii) a material violation of any provision of this Agreement, except as may be required by applicable Law.

(N)                              Risk Management. Except as required by applicable Law, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow any of its existing policies or practices with respect to managing its exposure to interest rate and other risks or (iii) fail to use commercially reasonable efforts to avoid any material increase in its aggregate exposure to interest rate risk.

(O)                              Indebtedness. Incur or modify any indebtedness for borrowed money or other liability (other than deposits, federal funds borrowings and borrowings from the Federal Home Loan Bank) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than in connection with payments, processing and similar matters in the ordinary course of business consistent with past practices).

(P)                               Loans. Make any loan or loan commitment or renewal or extension thereof, or purchase or sell any loan or loan participation, except in accordance with its loan policy as set forth on Schedule 3.2(P).

(Q)                              Investments. Make any investment either by contributions to capital, property transfers, purchases of any property or assets of any person, or other investments, except in accordance with its asset and liability policy as set forth on Schedule 3.2(Q).

(R)                              Taxes. Commence , compromise or settle any litigation or proceeding with respect to any liability for Taxes, make or change any Tax election, file any amended Tax Return, enter into any closing agreement, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to it, take any action which is reasonably likely to have an adverse effect on any Tax position of it or, after the Merger, the Continuing Corporation or any of its Affiliates, change any of its methods of reporting income or deductions for Tax purposes or take any other action with respect to Taxes that is outside the ordinary and usual course of business or inconsistent with past practice.

(S)                               Operations. Introduce any material new products or services; begin any material marketing campaigns; enter into any material new line of business; change its lending, underwriting, credit-grading or other material banking or operating policies in any material respects; or make or file any applications with any Regulatory Authority for the opening, relocation or closing of any, or open, relocate or close any, branch, servicing center or other office or facility.

(T)     Commitments. Agree or commit to do any of the foregoing.

3.3                   Creation of Merger Subsidiary. As soon as practical after the execution of this Agreement, BHC shall incorporate and organize Merger Sub as a wholly owned subsidiary of BHC. At such time, BHC shall cause Merger Sub to become a party to this Agreement by executing a joinder agreement or other evidence satisfactory to Bank. Each obligation to be performed by BHC to effectuate the Merger as described in this Agreement shall include the obligation of Merger Sub to perform any acts required of it as a party to the Merger under any federal or state law, rule or regulation.

4. REPRESENTATIONS AND WARRANTIES.

4.1                   Bank hereby represents and warrants to BHC, and BHC hereby represents and warrants to Bank, as follows:

(A)                              Recitals. The facts set forth in the Recitals of this Agreement with respect to it or its subsidiary bank are true and correct. For purposes of this Agreement, any reference in Article IV to BHC shall mean, unless otherwise indicated, BHC on a consolidated basis, including its ownership of Floridian Bank and Merger Sub.

(B)                              Organization and Capital Shares.

(1)                                            It, and each of its subsidiaries, is a corporation or association duly organized, validly existing, and in good standing under the laws of the State of Florida, or the national banking laws, as the case may be. BHC owns all of the shares of capital stock of Floridian Bank, which is duly organized, validly existing and in good standing under the laws of the United States or Florida, and shall own all of the shares of capital stock of Merger Sub, which shall be duly organized, validly existing and in good standing under the laws of the United States or Florida prior to the Closing..

(2)                                            The outstanding shares of it are duly authorized, validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights. Except for the Bank Options which are set forth on Schedule 4.1(B)(ii)(1) and the BHC Options which are set forth on Schedule 4.1(B)(ii)(2), there are no outstanding options, warrants, securities, subscriptions, rights or other contractual agreements or arrangements that give any person the right to purchase or otherwise receive or be issued any capital stock of it or its subsidiary or any security of any kind convertible into or exercisable or exchangeable for any shares of capital stock of it or its subsidiary or to receive any benefits or rights similar to any rights enjoyed by or accruing to a holder of shares of capital stock (including any rights to participate in the equity, income or election of directors of it or its subsidiary (“Option” or, collectively, “Options”)).

(C)                              Qualification. It is duly qualified to do business and is in good standing in the State of Florida and in any other states of the United States and foreign jurisdictions where its ownership, use or leasing of property or the conduct or nature of its business requires it to be so qualified, licensed or admitted and in which the failure to be so qualified, licensed or admitted and in good standing could reasonably be expected to have a Material Adverse Effect (as such term is defined in Section 8.8(B)). It has the corporate power and authority to carry on its business as it is now being conducted and to own all its material properties and assets. It has in effect all federal, state and local authorizations, licenses and approvals necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

(D)                              Subsidiaries. It has no direct or indirect subsidiaries except, (i) in the case of BHC, its ownership of Merger Sub, which shall be at the Closing a successor institution and a wholly owned subsidiary of BHC, and of Floridian Bank, which is a Florida banking corporation, all of the outstanding shares of which are owned by BHC.

(E)                               Authority. Subject to receipt of any necessary approval by its stockholders and the regulatory approvals referred to in Section 6.1(B), it has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, this Agreement has been authorized by all necessary corporate action by it, and is a valid and binding agreement of it enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, receivership, conservatorship and other laws of general applicability relating to or affecting creditors rights and to general equity principles.

(F)                               No Conflict. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by it will not constitute (i) a breach or violation of, or a default under, any law, rule or regulation (collectively “Laws”) or any judgment, decree or order (collectively “Orders”), governmental permit or license (collectively “Licenses”), or contract, agreement, indenture or instrument (collectively “Contracts”) of it or to which it or any of its properties is subject or by which any of them are bound, which breach, violation or default is reasonably likely to have, either by itself or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it; (ii) a breach or violation of, or a default under, its articles of incorporation, articles of association, charter or bylaws (or other comparable corporate charter documents); (iii) result in or give any person any right of termination, cancellation, acceleration or modification in or with respect to any Orders, Licenses or Contracts, (iv) result in or give to any person any additional rights or entitlement to increased, accelerated or guaranteed payments under any Orders, Licenses or Contracts, or (v) result in the creation or imposition of any lien or encumbrance on the assets or properties of it; and the consummation of the transactions contemplated by this Agreement will not require any consent or approval under any Laws, Orders, Licenses or Contracts or, except as set forth in Schedule 4.1(F), the consent or approval of any other party to any Orders, Licenses or Contracts other than the required approvals of applicable regulatory authorities referred to in Section 6.1(B).

(G)                              Financial Statements. Prior to the execution of this Agreement, each party has delivered to the other true and complete copies of the following financial statements (which are attached as Schedule 4.1(G):

(1)                                            as to Bank, its audited balance sheet of it as of December 31, 2006 and 2005 and the related audited statements of operations, stockholders’ equity and cash flows for the fiscal years then ended and, as to BHC, its audited consolidated balance sheet as of December 31, 2006 and the related audited consolidated statements of operations, stockholders’ equity and cash flows for the fiscal year then ended (collectively, with the Orange Bank of Florida audited financial statements, the “Audited Financial Statements”), together with a true and correct copy of the report on such Audited Financial Statements by the parties’ respective independent accountants, and all letters from such accountants with respect to the results of such audits; and

(2)                                            the unaudited balance sheet of it as of September 30, 2007 and the related unaudited statements of operations and stockholders’ equity for the period then ended, (the “Unaudited Financial Statements”) (the Audited Financial Statements and the Unaudited Financial Statements are sometimes hereinafter collectively referred to as the “Financial Statements”). All such Financial Statements were prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied and fairly present its financial condition and results of operations as of the respective dates thereof and for the respective periods covered thereby, except that the Parties agree that the Unaudited Financial Statements may omit the footnote disclosures otherwise necessary for their presentation in accordance with GAAP.

(H)                              No Undisclosed Liabilities. Except as referred to or reserved against in its Financial Statements, there are no liabilities against, relating to or affecting it or any of its assets and properties, other than liabilities incurred in the ordinary course of business consistent with past practice which in the aggregate are not material to its business, financial condition or results of operations.

(I)                                Litigation; Regulatory Action. Except as set forth in Schedule 4.1(I) or in its Financial Statements, no litigation, proceeding, or controversy before any court or governmental agency is pending which, either by itself or in the aggregate with one or more other events, occurrences or circumstances, is reasonably likely to have a Material Adverse Effect on it and, to the best of its knowledge, no such litigation, proceedings or controversy has been threatened; and except as set forth in Schedule 4.1(I), it is not a party to, or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or has adopted any board resolution at the request of, any federal, state or other government, governmental agency or authority charged with the supervision or regulation of financial institutions or their holding companies or the issuance of securities or engaged in the insurance of deposits (including, without limitation, the Florida Office of Financial Regulation, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation) or the supervision or regulation of it or its properties (collectively, the “Regulatory Authorities”); and it has not been advised by any Regulatory Authority that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission or any such resolutions.

(J)                                Compliance with Laws. To the best of its knowledge, it is in material compliance, in the conduct of its business, with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws relating to discriminatory business practices; and it has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to conduct its business substantially as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened; and it has not received notification or communication from any Regulatory Authority (i) asserting that it is not in material compliance with any of the statutes, regulations, or ordinances which such Regulatory Authority enforces or (ii) threatening to revoke any license, franchise, permit, or governmental authorization or (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance (nor, to its knowledge, do any grounds for any of the foregoing exist).

(K)                              Defaults. It is not in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. It is not subject to, or bound by, any Contract containing covenants which (i) limit its ability to compete in any material line of business or with any person, or (ii) involve any material restriction of geographical area in which, or method by which, it may carry on its business (other than as may be required by law or any applicable Regulatory Authority).

(L)                               No Brokers. Except for the engagement by Bank of The Carson Medlin Company, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by it and its agents directly with the other parties hereto and their agents and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment.

(M)                              No Regulatory Impediment. It knows of no reason why the regulatory approvals referred to in Section 6.1(B) should not be obtained.

(N)                              Reorganization. It is aware of no reason why the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

(O)                              Absence of Changes. Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on the Merger Effective Date, since December 31, 2006 there has not been any change, development or event which, individually or together with other such changes, developments or events, could reasonably be expected to have a Material Adverse Effect on its business, financial condition or results of operations. Without limiting the foregoing, except as disclosed in Schedule 4.1(O) or in the Unaudited Financial Statements or, as to Floridian Bank, the formation of BHC as a bank holding company for Floridian Bank, there has not occurred between December 31, 2006 and the date hereof:

(1)                                            any declaration, setting aside or payment of any dividend or other distribution in respect of its capital stock, or any direct or indirect redemption, purchase or other acquisition by it of any such capital stock of or grant of any Option with respect to it;

(2)                                            any authorization, issuance, sale or other disposition by it of any shares of its capital stock or any Option or any modification or amendment of any right of any holder of any outstanding shares of its capital stock of or Option (except for the issuance of shares upon the exercise of Options);

(3)                                            (x) any increase in the salary, wages or other compensation of any officer, employee or consultant of it whose annual salary is, or after giving effect to such change would be, $125,000 or more (except for such increases and bonuses as are approved by its Board of Directors and disclosed to the other); (y) any establishment or modification of (A) targets, goals, pools or similar provisions in respect of any fiscal year under any benefit plan, employment contract or other employee compensation arrangement for an officer, employee or consultant whose salary is in excess of $125,000 or (B) salary ranges, increase guidelines or similar provisions in respect of any benefit plan, employment contract or other employee compensation arrangement; or (z) any adoption, establishment, amendment, modification or termination (partial or complete) of any benefit plan except to the extent required by applicable Laws and, in the event compliance with legal requirements presented options, only to the extent the option which it reasonably believed to be the least costly was chosen;

(4)                                            any borrowing by it except in the ordinary course of business;

(5)                                            with respect to any property securing any loan or other credit arrangement made by it, and to its knowledge, any physical damage, destruction or other casualty loss (whether or not covered by insurance) in an aggregate amount exceeding $100,000;

(6)                                            except in the ordinary course of business, any material change in (w) any pricing, investment, accounting, financial reporting, credit, allowance or tax practice or policy, (x) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes, (y) its fiscal year of it or (z) any credit policy or standard, including, without limitation, criteria relating to placement of a debtor on any credit watch or other similar list maintained by it;

(7)                                            with respect to any loan or other credit arrangement made by it, any write off or write down of or any determination to write off or write down any such loan or other credit arrangement in an aggregate amount exceeding $10,000 per month;

(8)                                            except for the sale of foreclosed properties, or properties received in lieu of foreclosure in the ordinary course of business consistent with past practice, any acquisition or disposition of, or incurrence of a lien or other encumbrance on, any of its assets and properties;

(9)                                            any (x) amendment of its articles of incorporation or bylaws (or other comparable corporate charter documents), (y) reorganization, liquidation or dissolution of it (z) merger, consolidation or business combination involving it and any other person;

(10)                                         any capital expenditures or commitments for additions to property, plant or equipment of it constituting capital assets in an aggregate amount exceeding $100,000, except as set forth on Schedule 4.1(O);

(11)                                         any commencement or termination by it of any line of business;

(12)                                         any transaction by it with any officer, director, affiliate or associate of it or any affiliate or associate of any such officer, director or affiliate (A) outside the ordinary course of business consistent with past practice or (B) other than on an arm’s-length basis, other than pursuant to any Contract in effect on September 30, 2007 and disclosed in Schedule 4.1(O);

(13)                                         any agreement to do or engage in any of the foregoing;

(14)                                         any other transaction involving, or development affecting it, outside the ordinary course of business consistent with past practice, except as disclosed in Schedule 4.1(O).

(P)                               Material Contracts. Except as set forth in Schedule 4.1(P) or in its Financial Statements, and except for this Agreement, it is not bound by any material Contract, agreement or other arrangement to be performed after the date hereof.

(Q)                              Real Property. Except as set forth in Schedule 4.1(Q), it does not own any real property. Schedule 4.1(Q) also contains a true and correct list of each parcel of real property leased by it (as lessor or lessee).

(1)                                            It has a valid and subsisting leasehold estate in and the right to quiet enjoyment of the real properties leased by it as lessee for the full term of the lease thereof. Each lease referred to in this paragraph (i) is a legal, valid and binding agreement, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and there is no, and it has received no notice of any, default, or any condition or event which, after notice or lapse of time or both, would constitute a default thereunder. It does not owe any brokerage commissions with respect to any such leased space.

(2)                                            Except as disclosed in Schedule 4.1(Q), the improvements on the real property identified therein are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to its knowledge, there are no condemnation or appropriation proceedings pending or threatened against any of such real property or the improvements thereon.

(R)                              Tangible Personal Property. It is in possession of and has good title to, or has valid leasehold interests in or valid rights under contact to use, all tangible personal property used in the conduct of its business, including all tangible personal property reflected on its Financial Statements and tangible personal property acquired subsequent to September 30, 2007, other than property disposed of since such date in the ordinary course of business consistent with past practice. All such tangible personal property is free and clear of all liens, other than liens disclosed in Schedule 4.1(R), and is in good working order and condition, ordinary wear and tear excepted, and its use complies in all material respects with all applicable laws.

(S)                               Intellectual Property Rights. Schedule 4.1(S) lists all Intellectual Property (as such term is hereinafter defined) owned by it or used in its business and operations as currently conducted. Except as set forth in Schedule 4.1(S), it has such ownership and use (free and clear of all liens) of, or rights by license, lease or other agreement to use (free and clear of all liens), such Intellectual Property as is necessary to permit it to conduct its business and operations as currently conducted, except where the failure to have any such right would not have a Material Adverse Effect on its business, financial condition or results of operations. Except as disclosed in Schedule 4.1(S), (i) all trademarks, service marks and copyrights in respect of such Intellectual Property are in full force and effect and are not subject to the payment of any taxes or maintenance fees or the taking of any other actions to maintain their validity or effectiveness, (ii) there are no restrictions on the direct or indirect transfer of any license, or any interest therein in respect of such Intellectual Property, (iii) it has taken reasonable measures to protect such Intellectual Property and the value of such Intellectual Property, (iv) it has not received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property and (v) it has no knowledge that such Intellectual Property is being infringed by any other person. It has not received notice that it is infringing any Intellectual Property of any other person, no claim is pending or, to its knowledge (after having made due inquiry), has been made to such effect that has not been resolved and, to its knowledge (after having made due inquiry), it is not infringing any Intellectual Property rights of any other person. For purposes of this Agreement “Intellectual Property” means all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, processes, formulae, copyrights and copyright rights, trade dress, business and product names, logos, slogans, trade secrets, industrial models, processes, designs, methodologies, computer programs (including all source codes) and related documentation, software license and sub-license agreements, end-user license agreements for software, software maintenance agreements, technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights.

(T)                               Employee Benefit Agreements.

(1)                                            It has delivered to the other a true and complete copy of each “employee benefit plan” within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), covering its employees or former employees (the “Employees”).

                               Except as previously disclosed:

(2)                                            To the best of its knowledge, all employee benefit plans of each party covering Employees, to the extent subject to ERISA (the “ERISA Agreements”), have been operated and administered, and are in material compliance with, applicable law, including ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act or any rules or regulations thereunder, and all filings, disclosures and notices required by any such laws have been timely made, except for failures to so comply which are not reasonably likely, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, to have a Material Adverse Effect on it. Each ERISA Agreement which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Agreement”) and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has either (a) received a favorable determination letter from the Internal Revenue Service; or (b) is or will be the subject of an application for a favorable determination letter, and it is not aware of any circumstances likely to result in the revocation or denial of any such favorable determination letter. There is no pending or, to the best of its knowledge, threatened litigation relating to the ERISA Agreements which is reasonably likely, either by itself or in the aggregate with one or more other events, occurrences or circumstances, to have a Material Adverse Effect on it; and has not engaged in a transaction with respect to any ERISA Agreement that, assuming the taxable period of such transaction expired as of the date hereof, would subject it to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA in an amount which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it.

(3)                                            No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by it with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a) (15) of ERISA, currently or formerly maintained by it or by any entity which is considered to be one “employer” with it under Section 4001 (a) (14) of ERISA or Section 414 of the Code (an “ERISA Affiliate”), which liability is reasonably likely to have either by itself or in the aggregate with one or more other events, occurrences or circumstances a Material Adverse Effect on it. It has not incurred and does not expect to incur any withdrawal liability with respect to a multi-employer plan under Subtitle E of Title IV of ERISA. No notice of a “reportable event” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Agreement or the Pension Agreement of an ERISA Affiliate (“ERISA Affiliate Agreement”) within the 12-month period ending on the date hereof. To its knowledge, there is no pending investigation or enforcement action by the Pension Benefit Guaranty Corporation (“PBGC”), the Department of Labor (the “DOL”) or the IRS or any other governmental agency with respect to any employee benefit plan.

(4)                                            All contributions required to be made under the terms of any ERISA Agreement or any ERISA Affiliate have been timely made; and no pension plan established or maintained by it or any ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA.

(5)                                            Under each Pension Agreement or ERISA Affiliate Agreement, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a) (16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Pension Agreement’s or ERISA Affiliate Agreement’s most recent actuarial valuation) did not exceed the then current value of the assets of such Pension Agreement or ERISA Affiliate Agreement, and there has been no material adverse change in the financial position of such Pension Agreement or ERISA Affiliate Agreement since the last day of the most recent plan year nor any amendment or other change to such Pension Agreement or ERISA Affiliate Agreement that would increase the amount of benefits thereunder which in either case reasonably could be expected to change such result.

(6)                                            There are no material current or projected liabilities for retiree health or life insurance benefits;

(U)                              Labor Matters. It is not a party to, or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(V)                              Insurance. Schedule 4.1(V) contains a true and complete list (including the names and addresses of the insurers, the expiration dates thereof, the annual premiums and payment thereof and a brief description of the interests insured thereby) of all liability, property, workers’ compensation, directors’ and officers’ liability and other insurance policies currently in effect that insure the business, operations or employees of it or affect or relate to the ownership, use or operation of any of its assets and properties and that (i) have been issued to it or (ii) have been issued to any person for their benefit. The insurance coverage provided by the policies described in clause (i) above will not terminate or lapse by reason of the transactions contemplated by this Agreement. Each policy listed in Schedule 4.1(V) is valid and binding and in full force and effect, no premiums due thereunder have not been paid and neither it nor the person to whom such policy has been issued has received any notice of cancellation or termination in respect of any such policy or is in default thereunder. The insurance policies listed in Schedule 4.1(V), in light of its business, operations and assets and properties, are in amounts and have coverages that are reasonable and customary for persons engaged in such businesses and operations and having such assets and properties. It has not received notice that any insurer under any insurance policy (x) is denying liability with respect to a claim thereunder or defending under a reservation of rights clause or (y) has filed for protection under applicable bankruptcy or insolvency laws or is otherwise in the process of liquidating or has been liquidated. Schedule 4.1(V) sets forth a complete and accurate list of all claims in excess of $25,000 made under the policies and binders described in clause (i) above since December 31, 2006. It does not have or maintain any self-insurance arrangement.

(W)                             Affiliate Transactions. Except as disclosed in Schedule 4.1(W), in any other Schedule to this Agreement or in the Financial Statements, as of the date of this Agreement there are no intercompany liabilities among BHC and Floridian Bank. Neither any officer, director, affiliate or associate of it, nor any associate of any such officer, director or affiliate, provides or causes to be provided any assets, services, or facilities to it; it does not provide or cause to be provided any assets, services or facilities to any such officer, director, affiliate or associate; and it does not beneficially own, directly or indirectly, any assets of any such officer, director, affiliate or associate. Except as disclosed in Schedule 4.1(W), in any other Schedule to this Agreement or in the Financial Statements, each of the liabilities and transactions referred to in the previous sentence was incurred or engaged in, as the case may be, on an arm’s length basis. Except as disclosed in Schedule 4.1(W), since December 31, 2006, all settlements of intercompany liabilities between BHC and any of its Affiliates, and all such settlements between it and its officers, directors, affiliates and associates, have been made, and all allocations of intercompany expenses have been applied, in the ordinary course of business consistent with past practice.

(X)                              Asset Classification. Set forth on Schedule 4.1(X) is a list, accurate and complete in all material respects, of all loans, extensions of credit or other assets that are classified as of September 30, 2007 by it (the “Asset Classification”); and no amounts of loans, extensions of credit or other assets that are classified by it as of September 30, 2007 by any regulatory examiner as “Other Assets Especially Mentioned”, “Substandard”, “Doubtful,” “Loss,” or words or grading system of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by it prior to September 30, 2007. The allowances for loan losses disclosed in its Financial Statements were, and the allowances for loan losses for periods ending after the date of this Agreement will be, adequate as of the date thereof, under generally accepted accounting principles consistently applied to banks and bank holding companies and under all other regulatory requirements, for all losses reasonably anticipated in the ordinary course of business as of the date thereof based on information available as of such date, and the assets comprising other real estate owned and in-substance foreclosures included in any of their non-performing assets are carried net of reserves at the lower of cost or market value based on current independent appraisals or current management appraisals.

(Y)                              Takeover Laws; Dissenters’ Rights. It has taken all necessary action to exempt the transactions contemplated by this Agreement from, or the transactions contemplated by this Agreement are otherwise exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “control transaction,” “business combination” or other anti-takeover laws and regulations (collectively, the “Takeover Laws”) of the State of Florida, including, without limitation, Sections 607.0901 and 607.0902, Florida Statutes, but excluding the Dissent Provisions.

(Z)                               Environmental Matters. Except as set forth in Schedule 4.1(Z), to the best of its knowledge:

(1)                                            neither it, nor any properties owned or operated by it, has been or is in violation of or liable under any Environmental Law (as such term is defined in subsection (iii) below), except for such violations or liabilities that, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, would not have a Material Adverse Effect on its assets, business, financial condition or results of operations taken as a whole. There are no (and there is no reasonable basis for any) actions, suits or proceedings, or demands, claims, notices or investigations including, without limitation, notices, demand letters or requests for information from any environmental agency or other person, instituted, pending or threatened relating to the liability of any property owned or operated by it under any Environmental Law.

(2)                                            it has not received any notice, citation, summons or order, complaint or penalty assessment by any governmental or other entity or person with respect to a property in which it holds a security interest or other lien for (i) any alleged violation of Environmental Law, (ii) any failure to have any environmental permit, certificate, license, approval, registration, and (iii) any use, possession, generation, treatment, storage, recycling, transportation or disposal of any Hazardous Material (as such term is defined in subsection (3), below).

(3)                                            The following definitions apply for purposes of this Agreement: “Environmental Law” means (i) any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as in effect on or prior to the date of this Agreement and includes, without limitation, the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as now in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; “Hazardous Material” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, and includes, without limitation, any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl;

(AA)                           Tax Matters. Except as set forth in Schedule 4.1(AA), (i) all reports and returns with respect to Taxes (as defined below) that are required to be filed by or with respect to it (collectively, the “Tax Returns”), have been duly filed, or requests for extensions have been timely filed and have not expired except to the extent any such filing is not yet due or all such failures to file, taken together, are not reasonably likely to have either by themselves or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it, and such Tax Returns were true, complete, accurate and correct in all material respects, (ii) all taxes (which shall mean federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, occupancy, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties, operations or activities of it, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties, collectively the “Taxes”) shown to be due on the Tax Returns have been paid in full on or before the due date or are being contested in good faith and adequately reserved for on its consolidated balance sheet, (iii) the Tax Returns have never been examined by the Internal Revenue Service, (iv) no notice of deficiency, pending audit or assessment with respect to the Tax Returns has been received from the appropriate state, local or foreign taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (v) all Taxes due with respect to completed and settled examinations have been paid in full, (vi) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely to result in a determination that would have, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it, except as reserved against in its Financial Statements, and (vii) no waivers of statutes of limitations have been given by or requested with respect to any Taxes of it.

(BB)                            Articles and Bylaws. It has previously delivered to the other party, its articles of incorporation and bylaws which are true, correct and complete copies of such documents as in effect on the date of this Agreement.

(CC)                            Disclosure. All material facts related to its business, financial condition or results of operations have been disclosed to the other party in connection with this Agreement. No representation or warranty contained in this Agreement, and no statement contained in the Schedules hereto or in any certificate, list or other writing furnished pursuant to any provision of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

5. COVENANTS.

Bank hereby covenants to BHC, and BHC hereby covenants to Bank, that:

5.1                   Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, it shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, as promptly as practicable so as to permit consummation of the Merger at the earliest possible date and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto, and each party shall use its reasonable best efforts to cause to be satisfied the conditions referred to in Article VI, to lift or rescind any injunction, restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement, to obtain all consents (governmental or other) necessary or desirable for the consummation of the transactions contemplated by this Agreement and to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated by this Agreement. No consent obtained which is necessary to consummate the transactions contemplated by this Agreement shall be conditioned or restricted in a manner which in the reasonable judgment of either BHC or the Bank would (A) unduly impair or restrict the operations, or would have a Material Adverse Effect on BHC or the Bank, or (B) render consummation of the Merger unduly burdensome; provided, that such party has used its reasonable best efforts (it being understood that such reasonable best efforts shall not include the threatening or commencement of any litigation) to cause such conditions or restrictions to be removed or modified as appropriate.

5.2                   Press Releases. Except as otherwise required by Law, it shall consult with the other party before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of such other party, which consent shall not be unreasonably withheld or delayed. It shall cooperate with the other party to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

5.3     Access; Information.

(A)                              Upon reasonable notice, it will afford the other party hereto, and its officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Merger Effective Date to all of its properties, books, contracts, commitments and records and, during such period, it shall furnish promptly to the other party hereto, (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state banking or other laws, and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Notwithstanding the foregoing, no party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or agreement entered into prior to the date hereof. The parties will use their reasonable best efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

(B)                              No investigation pursuant to this Section 5.3 by any party shall affect or be deemed to modify or waive any representation or warranty made by the other party or the conditions to the obligation of the first party to consummate the transactions contemplated by this Agreement; and neither party shall use any information obtained pursuant to this Section 5.3 for any purpose unrelated to this Agreement, and the consummation of the transactions contemplated hereby and, if the Merger is not consummated, each party will hold all information and documents obtained pursuant to this paragraph in confidence (as provided in Section 8.6) unless and until such time as such information or documents become publicly available other than by reason of any action or failure to act by such party or as it is advised by counsel that any such information or document is required by law to be disclosed, and in the event of the termination of this Agreement, each party will, upon request by the other party, deliver to the other all documents so obtained by it or destroy such documents.

5.4                   Acquisition Proposals. It shall not solicit or encourage inquiries or proposals with respect to, or, except as required by the fiduciary duties of its Board of Directors (as advised in writing by its counsel), furnish any nonpublic information relating to or participate in any negotiations or discussions concerning, any tender offer or exchange offer for, or any proposal for the acquisition or purchase of all or a substantial portion of its assets, or a substantial equity interest in it, or any merger or other business combination other than as contemplated by this Agreement, and it shall instruct its officers, directors, agents, advisors and affiliates to refrain from doing any of the foregoing; provided that, notwithstanding the foregoing, it may communicate information about any such proposal to its stockholders if and to the extent that it is legally required to do so (as advised in writing by its counsel); it shall notify the other party immediately if any such inquiries or proposals are received by it or if any person seeks to initiate such negotiations or discussions. Notwithstanding the foregoing, neither BHC nor the Bank shall be precluded from participating in negotiations or discussions concerning a possible acquisition by BHC of another financial institution following the closing of the Merger and subject to the approval of the Board of Directors of BHC following the Merger Effective Date as well as any shareholder, regulatory, and other approvals.

5.5                   Securities Agreements. The Bank will cause each of its executive officers and directors to execute and deliver to BHC on or before the Merger Effective Date any agreement required under applicable federal or state securities laws with respect to the Merger or the receipt of BHC Common Stock in the Merger, but such agreements shall not include any additional lock-up or restrictive provisions that will become effective after the Merger Effective Date.

5.6                   Takeover Laws. It shall not take any action that would cause the transactions contemplated by this Agreement to be subject to any applicable state takeover statute in effect as of the date of this Agreement and shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable state takeover law, as now or hereafter in effect, including, without limitation, the provisions of Section 607.0902, Florida Statutes.

5.7                   No Rights Triggered.

(A)                              It shall take all necessary steps to ensure that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby (including without limitation the Merger) and any other action or combination of actions, or any other transactions contemplated hereby or thereby do not and will not (i) result in the grant of any rights or claims under its articles of incorporation or bylaws or under any agreement to which it is a party, or (ii) restrict or impair in any way the ability of the other party to exercise the rights granted hereunder.

(B)                              It shall not adopt any plan or arrangement that would adversely affect in any way the rights of the other party under this Agreement.

5.8                   Regulatory Applications.

(A)                              BHC shall use its reasonable best efforts to prepare and deliver for filing, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or Regulatory Authorities in order to consummate the Merger and the other transactions contemplated hereby; and any initial filings forwarded to the Regulatory Authorities shall be made by BHC within sixty (60) days after the execution hereof, and the Bank shall cooperate in such preparation and filing. Subject to applicable laws relating to the exchange of information, each of BHC and the Bank shall have the right to review in advance, and to the extent practicable each shall consult with the other on, all material written information submitted to any third party and/or any Regulatory Authority in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and/or Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby (including promptly furnishing the other with copies of applications filed with, and notices or other communications received by BHC or the Bank, as the case may be, from any third party and/or Regulatory Authority with respect to the Merger and the other transactions contemplated by this Agreement).

(B)                              Each party agrees, upon request, to furnish to the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party to any third party and/or Regulatory Authority.

5.9                   Monthly Information. It shall promptly after the end of each calendar month after the date of this Agreement and before the Merger Effective Date provide the other party with a list of all of its loans, extensions of credit or other assets that have been classified internally or by any regulatory examiner since the date the Bank provided the other party with the Asset Classification.

5.10                 Notification of Certain Matters. It shall give prompt notice to the other party of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

5.11                 Securities Act Matters. The parties intend that the BHC Common Stock issuable in the Merger will qualify for exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”) and applicable state securities laws, pursuant to the exemption therefrom contained in Section 3(a)(10) of the Securities Act and other exemptions contained in such state securities laws, respectively. To cause the exemption from registration contained in Section 3(a)(10) of the Securities Act to be applicable to the issuance of the BHC Common Stock in the Merger, the parties further agree to submit appropriate requests to the Florida Department, in connection with the regulatory applications filed by the parties for approval of the Merger, pursuant to Chapter 655 of the Florida Statutes and the Administrative Rules of the Florida Department, for a public hearing upon the fairness of the valuation of the consideration to be received by Bank shareholders in the Merger and the fairness of the terms and conditions of the issuance of the BHC Common Stock. Each Bank shareholder shall have the right to appear at such hearing or hearings. Upon the scheduling of such public hearing, Bank agrees promptly to provide each of its shareholders with notice of such public hearing in accordance with the Florida Statutes and the Administrative Rules of the Florida Department, and otherwise in accordance with any other conditions of requirements imposed by the Florida Department with respect to such public hearings. The parties shall use their best efforts to cause the Florida Department to hold the foregoing public hearing prior to consummation of the Merger and that, in the absence of registering the BHC Common Stock pursuant to the applicable federal and state securities laws, such hearing is a condition precedent to the Merger.

5.12                 Indemnification. For a period of four years after the Merger Effective Date, BHC shall indemnify, defend and hold harmless each director of Floridian Bank and the Bank against all liabilities arising out of actions or omissions occurring upon or prior to the Merger Effective Date (including without limitation the transactions contemplated by this Agreement) to the extent authorized under Florida law.

5.13                Stockholder Approval.

(A)                              As soon as practicable following the date of this Agreement, the Bank, acting through its Board of Directors, shall take all action necessary to duly call and give notice of, a meeting of its stockholders (including any adjournment or postponement, the “the Bank Meeting”), to be held within thirty (30) calendar days after the Proxy Statement (as defined in Section 5.14 (a)) is first sent or mailed to its stockholders, for the purpose of adopting this Agreement and considering and voting upon any other matters required to be approved by the

Bank’s stockholders for consummation of the Merger. The Bank shall solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the Merger and shall take all other action necessary or advisable to secure the vote or consent of its stockholders to adopt and approve this Agreement and the Merger.

(B)                              The Board of Directors of the Bank shall recommend adoption of this Agreement by the stockholders of the Bank and shall not (x) withdraw, modify or qualify in any manner adverse to BHC such recommendation or (y) take any other action or make any other public statement in connection with the Bank Meeting inconsistent with such recommendation.

(C)                              BHC shall cause Merger Sub to convene a meeting of its Board of Directors and to adopt this Agreement. BHC as the sole stockholder of Merger Sub shall approve this Agreement on behalf of Merger Sub.

5.14                 Proxy Statement.

(A)                              The Bank shall as promptly as practicable following the date hereof in conjunction with BHC prepare and mail to its stockholders at its own expense a notice of meeting, proxy statement and form of proxy in accordance with applicable Law (the “Proxy Statement”). BHC shall provide an initial draft of the Proxy Statement for the parties to mutually work upon, review and finalize. Each party shall have the opportunity to review and comment on the Proxy Statement and the Bank shall not mail the Proxy Statement without BHC’s prior written consent (such consent not to be unreasonably withheld or delayed). The Proxy Statement shall include the recommendation of the Bank’s Board of Directors in favor of adoption and approval of this Agreement and the transactions contemplated hereby.

(B)                              The Bank agrees that the Proxy Statement and any amendment or supplement thereto shall, at the date of mailing to stockholders and at the time of the Bank Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the Bank and BHC agrees that if such party shall become aware prior to the time of the Bank Meeting of any information furnished by such party that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

5.15                 Subsequent Interim and Financial Statements. As soon as reasonably practicable and as soon as they are available, but in no event more than 15 days, after the end of each calendar month ending after the date of this Agreement, the Bank shall furnish to BHC and BHC shall furnish to Bank (i) financial statements (including balance sheet, income statement and statement of changes in shareholders’ equity) of it as of and for such month then ended and (ii) copies of any internal management reports prepared by it relating to the foregoing. All information furnished by any party to the other pursuant to this Section 5.15 shall be held in confidence by receiving party to the extent required by, and in accordance with, the provisions of Section 8.6 of this Agreement.

6. CONDITIONS TO CONSUMMATION OF THE MERGER.

6.1                   The respective obligations of BHC and Bank to effect the Merger shall be subject to the satisfaction prior to Merger Effective Date of the following conditions:

(A)                              Stockholder Vote. Approval of the Merger and the other transactions contemplated hereby by the required vote of the stockholders of Bank as and to the extent required by law and the number of Dissenting Bank Shares shall not exceed 10% of the number of Bank Common Stock issued and outstanding immediately prior to the Merger Effective Date.

(B)                              Regulatory Approvals. Procurement by BHC and Bank of all requisite approvals and consents of Regulatory Authorities, and the expiration of applicable statutory waiting periods relating thereto, provided, however, that no such approval or consent shall have imposed any condition or requirement (other than conditions or requirements set forth in any Schedule hereto) which (i) unduly impairs or restricts the operations, or would have a Material Adverse Effect, on BHC or the Bank, or (ii) renders consummation of the Merger unduly burdensome, in each case as determined in the reasonable judgment of BHC or the Bank.

(C)                              Third Party Consents. All consents or approvals of all persons (other than Regulatory Authorities) required for the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Bank or BHC.

(D)                              No Prohibition. There not being in effect any law, order, decree or injunction of any court or agency of competent jurisdiction that restrains, enjoins or otherwise prohibits or makes illegal consummation of the Merger or which could be reasonably expected to result in a material diminution of the benefits of the transaction to BHC or Bank, and there shall not be pending or threatened on the Merger Effective Date any action or proceeding which could reasonably be expected to result in the enactment or issuance of any such law, order, decree or injunction.

(E)                               Litigation. No action, suit, or proceeding shall be pending or threatened before any court or administrative agency of any federal, state, local or foreign jurisdiction wherein an unfavorable judgment, order, decree, stipulation, injunction or charge could (a) prevent consummation of any of the transactions contemplated by the Agreement, (b) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (c) affect adversely the right after the Merger Effective Date of BHC to own, operate, or control substantially all of the assets and operations of Bank and BHC.

(F)                               Representations, Warranties and Covenants. (i) Each of the representations and warranties contained herein of either party being true and correct as of the date of this Agreement and upon the Merger Effective Date with the same effect as though all such representations and warranties had been made on the Merger Effective Date, except (x) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (y) as expressly contemplated by this Agreement, or (z) for representations and warranties (other than the representations and warranties set forth in Section 4.1(A), which shall be true and correct in all material respects) the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the merger and the other transactions contemplated by this Agreement; (ii) each and all of the agreements and covenants contained herein of any party to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Merger Effective Date shall have been duly performed and complied with in all material respects, and (iii) each of Bank and BHC shall have received a certificate signed by the President and Chief Executive Officer and the Chief Financial Officer of the other party dated the Merger Effective Date, to such effect.

(G)                              Tax Opinion. BHC and Bank shall have received an opinion from Osburn, Henning and Company, to the effect that the Merger constitutes a reorganization under Section 368 of the Code and that no gain or loss will be recognized by the shareholders of Bank to the extent of Exchange Shares received in the Merger, which such opinion may rely upon factual representations contained in certificates of officers of BHC, Bank and others.

(H)                              Employment Agreements and Option Agreements. Concurrently with the Closing, each of the BHC, Floridian Bank, and the Bank shall have delivered signed amendments to each such person’s stock option agreements and employment agreements with each of its respective directors and employees whereby each of the signatories to such agreements agrees that the consummation of the Merger shall not constitute a change in control accelerating any vesting of options or any payment of change in control benefits to such individuals.

(I)                                Well-Capitalized. At close of business on the last day of the calendar month immediately preceding the Merger Effective Date, each of BHC, Floridian Bank and the Bank shall be a well-capitalized financial institution in accordance with the capital maintenance regulations promulgated by the FDIC.

(J)                                Allowance for Loan Losses. The allowance for loan losses at the close of business on the last day of the calendar month immediately preceding the Merger Effective Date, as determined in accordance with GAAP (a) of Floridian Bank shall not be less than 1.25% of its total loans, and (b) of Bank shall not be less than 1.25% of its total loans.

(K)                              Certificates. The parties shall have delivered to the other a certificate (without qualification as to knowledge or materiality or otherwise) to the effect that each of the conditions set forth above in this Section has been satisfied in all respects.

6.2                   The obligation of the parties to effect the Merger shall be subject to the satisfaction prior to the Merger Effective Date of the following additional conditions:

(A)                              Securities Agreements. BHC shall have received a completed and executed securities agreement from each of Bank’s executive officers and directors as may be required pursuant to Section 5.5.

(B)                              BHC Board of Directors. BHC shall have received the signed resignation from its Board of Directors of each person not named in Section 1.3 of this Agreement, effective as of the Merger Effective Date.

7. TERMINATION.

7.1                   Termination. This Agreement may be terminated prior to the Merger Effective Date either before or after receipt of any required shareholder approval under the following circumstances:

(A)                              Mutual Consent. At any time prior to the Merger Effective Date, by the mutual consent of BHC and Bank, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(B)                              Breach. At any time prior to the Merger Effective Date, by BHC or Bank, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of (i) a breach by the other party of any representation or warranty contained herein, which breach has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach and which breach, individually or in the aggregate with other breaches, could reasonably be anticipated to have a Material Adverse Effect on such breaching party, or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach.

(C)                              Delay. By BHC or Bank, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by June 30, 2008; provided, however, that such date may be extended by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement;

(D)                              No Stockholder Approval. By Bank or BHC, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event that any stockholder approval contemplated by Section 6.1(A) is not obtained at a meeting or meetings called for the purpose of obtaining such approval;

(E)                               Failure of Bank to Recommend. By BHC, at any time prior to the Bank Meeting, if the Board of Directors of Bank shall have failed to recommend approval of the Merger, withdrawn such recommendation or modified or changed such recommendation in a manner adverse to the interests of BHC;

(F)                               Failure of BHC to Approve. By Bank, at any time prior to the Closing, if BHC as the sole shareholder of Merger Sub fails to approve the Merger or the Board of Directors of Merger Sub fails to recommend to BHC the approval of the Merger.

(G)                              Material Adverse Effect. By BHC or Bank, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event that there shall have occurred a Material Adverse Effect with respect to the other.

(H)                              Acceptance of Alternative Acquisition Proposal. By BHC or Bank, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event that, notwithstanding the covenants set forth in Section 5.4, the other party has accepted an alternative acquisition proposal by a third party prior to the Merger Effective Date. Upon such termination pursuant to this Section 7.1(H), the party that has accepted an alternative acquisition proposal shall immediately pay to the other party, by wire transfer, $1,000,000 in full satisfaction of the losses and damages incurred by the other party resulting the first party’s acceptance of the alternative acquisition proposal.

7.2                   Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 8.1, and (ii) that termination will not relieve a breaching party from liability for any breach of this Agreement giving rise to such termination.

8. OTHER MATTERS.

8.1                   Survival. If the Merger Effective Date occurs, the agreements of the parties in Article II of this Agreement and in Sections 1.1(D)(ii), 1.1(D)(iii), 1.3 and 5.12 and this Article VIII of the Agreement shall survive the Merger Effective Date; the representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be conditions of the Merger and shall not survive the Merger Effective Date. If this Agreement is terminated prior to the Merger Effective Date, the agreements and representations of the parties in Sections 4.1(L), 5.3(B), 7.2, and this Article VIII shall survive such termination.

8.2                   Waiver or Amendment. Prior to the Merger Effective Date, any provision of this Agreement may be (i) waived by the party benefitted by the provision, or (ii) amended or modified at any time (including the structure of the transaction), by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement, except that, after the vote by the stockholders of Bank, the consideration to be received by the Bank stockholders for each share of Bank Common Stock shall not thereby be decreased, except as otherwise provided in this Agreement.

8.3                   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Agreement shall become effective when one counterpart has been signed by each party hereto.

8.4                   Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the substantive laws of the State of Florida without regard to its principles of conflicts of laws, except as federal law may be applicable.

8.5                   Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, if any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees, court costs and expenses, incurred in that action or proceeding, in addition to any other relief which such party may be entitled.

8.6                   Confidentiality. Except as otherwise provided in Section 5.3, each of the parties hereto and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed.

8.7                   Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, courier service, by facsimile transmission, or mailed (by registered or certified mail) postage prepaid, return receipt requested, addressed to (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto:

If to BHC, to:	Thomas H. Dargan, Jr.
Chairman and Chief Executive Officer
Floridian Financial Group, Inc.
1698 North Clyde Morris Blvd.
Daytona Beach, Florida 32117
Facsimile: (386) 274-6035

With, a copy to:	John P. Greeley, Esquire
Smith Mackinnon, PA
255 South Orange Avenue, Suite 800
Orlando, Florida 32801
Facsimile: (407) 843-2448

If to Bank, to:	Michael L. McClanahan
President and Chief Executive Officer
Orange Bank of Florida
519 North Magnolia Avenue
Orlando, Florida 32801
Facsimile: (407) 244-8533

With, a copy to:	Rod Jones, Esquire
Shutts & Bowen, LLP
300 South Orange Avenue, Suite 1000
Orlando, Fl 32801
Facsimile: (407) 849-7206

          Each such notice shall be deemed delivered (a) on the date delivered if by hand delivery; (b) on the date of transmission with confirmed answer back if by facsimile or other telegraphic method; and (c) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed.

8.8                   Definitions. Any term defined anywhere in this Agreement shall have the meaning ascribed to it for all purposes of this Agreement (unless expressly noted to the contrary). In addition:

(A)                              “Affiliate” means, as to any person, any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such person. For purposes of this definition, “control” of a person shall mean the power, directly or indirectly, either to (i) vote 10% or more of the securities having ordinary voting power for the election of directors or other management of such person or (ii) direct or cause the direction of the management and policies of such person, whether by contract or otherwise.

(B)                              “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of Florida are authorized or obligated by Law to close.

(C)                              “Code” means the Internal Revenue Code of 1986, as amended

(D)                              “GAAP” means generally accepted accounting principles in the United States, consistently applied over the period involved.

(E)                               “Knowledge” when used with respect to a party shall mean the knowledge, after due inquiry, of any “Executive Officer” of such party, as such term is defined in Regulation O of the Federal Reserve Board;

(F)                               “Material Adverse Effect” shall mean (a) an event, occurrence or circumstance, which individually or in the aggregate, results, or is reasonably likely to result, in a decrease in the shareholders’ equity account of a party, as determined in accordance with GAAP and as measured from its Unaudited Financial Statements in an amount equal to or greater than $500,000, including, without limitation, (i) the making of any provisions for possible loan and lease losses, write-downs of other real estate and taxes, (ii) operating losses and (iii) a breach of a representation or warranty, or (b) a breach of a representation or warranty which would materially impair the party’s ability to perform its obligations under this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement;

provided, however, that the term Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities; and (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and bank holding companies generally.

8.9                   Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made, and except for Section 5.12, nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.10                 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.11                 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.12                 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

8.13                 Assignment. This Agreement shall not be assignable by either party, by operation of law or otherwise without the prior written consent of the other party.

8.14                 Effect. No provision of this Agreement shall be construed to require the Bank or BHC or any Affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate applicable Law.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

ORANGE BANK OF FLORIDA		FLORIDIAN FINANCIAL GROUP, INC.

By:	/s/ Michael L. McClanahan	By:	/s/ Thomas H. Dargan, Jr
	Michael L. McClanahan		Thomas H. Dargan, Jr.
	President and Chief Executive Officer		Chairman and Chief Executive Officer

EXHIBIT 1

DIRECTORS OF ORANGE BANK OF FLORIDA
FOLLOWING THE MERGER EFFECTIVE DATE

Name	Street Address
Richard A. Anderson, Sr.	519 North Magnolia Avenue, Orlando, Florida 32801
Charlie W. Brinkley, Jr.	519 North Magnolia Avenue, Orlando, Florida 32801
William F. Crider	519 North Magnolia Avenue, Orlando, Florida 32801
Michael L. McClanahan	519 North Magnolia Avenue, Orlando, Florida 32801
W. Warner Peacock	519 North Magnolia Avenue, Orlando, Florida 32801
Michael G. Penney	519 North Magnolia Avenue, Orlando, Florida 32801
James W. Reed	519 North Magnolia Avenue, Orlando, Florida 32801
Stanley H. Sandefur	519 North Magnolia Avenue, Orlando, Florida 32801
Jeffrey C. Schenck	519 North Magnolia Avenue, Orlando, Florida 32801

EXHIBIT 2

OFFICERS OF ORANGE BANK OF FLORIDA
FOLLOWING THE MERGER EFFECTIVE DATE

Name	Office
Michael L. McClanahan	President and Chief Executive Officer
Kenneth E. Brewer	Executive Vice President and Senior Lending Officer
Linda Sawyer	Executive Vice President and Chief Financial Officer

EXHIBIT 3

BANKING OFFICES OF ORANGE BANK OF FLORIDA
FOLLOWING THE MERGER EFFECTIVE DATE

Main Office:

519 North Magnolia Avenue

Orlando, Florida 32801

Crystal River Office:

Unit 27

1689 U.S. Highway 19

Crystal River, Florida 34423

Inverness Office:

1777 West Main Street

Inverness, Florida 34450

Longwood Office:

NW Corner of E. Lake Brantley Road and Highway 434

Longwood, Florida 32779

Orlando Office:

6084 Apopka-Vineland Road

Orlando, Florida 32819

Winter Park:

925 South Orlando Avenue

Winter Park, Florida 32789

Winter Garden:

1001 South Dillard Street

Winter Garden, Florida 34787